# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: T3 Defense Inc., CIK 0001787518
CUSIP: 67054R203
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 575 Fifth Avenue, 14th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 05/17/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002038439

## Reporting persons
- VisionWave Holdings, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 6,000,000; shared voting power 0; sole dispositive power 6,000,000; shared dispositive power 0; aggregate amount beneficially owned 6,000,000 (9.96% of the class)

## Item 1. Issuer
Name of issuer: T3 Defense Inc.
Address of issuer's principal executive offices: 575 Fifth Avenue, 14th Floor, New York, New York 10017

## Item 2. Person Filing
Name of person filing: VisionWave Holdings, Inc.
Address of principal business office or, if none, residence: 300 Delaware Ave, Suite 210, #310, Wilmington, Delaware 19801
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,000,000 shares of common stock.
Percent of class: Approximately 9.96% of the outstanding shares of common stock of the Issuer.
Sole power to vote or to direct the vote: 6,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,000,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- VisionWave Holdings, Inc.: /s/ Douglas Davis, Douglas Davis, CEO (05/21/2026)